希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎



The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L082-07cc/tnl
Your Ref :

21 March 2007


07022302

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

SUPPL

Dear Sirs

**Hysan Development Company Limited (Exemption No. 82-1617)**
**- Announcement – Revised Annual Caps for Existing Continuing Connected Transactions**

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the captioned announcement which was published in the Hong Kong newspapers on 21 March 2007 for your kind attention and records.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED





Terese Wong
Head of Legal & Secretarial Services

Enc.




Hysan 希慎

# Hysan Development Company Limited
# 希慎興業有限公司

*(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)*
(Stock Code: 00014)

## Revised Annual Caps for Existing Continuing Connected Transactions

Reference is made to the announcements of the Company dated 9 November 2005 and 14 December 2005 (the "Previous Announcements") in respect of two lease arrangements (the "Leases" or the "Transactions") in Bamboo Grove. The Leases were entered into between Kwong Wan Realty Limited ("Kwong Wan"), a wholly-owned subsidiary of Hysan Development Company Limited ("Hysan" or the "Company", Hysan and its subsidiaries are referred to as "Hysan Group"), with Lee Hysan Estate Company, Limited ("Lee Hysan Estate") and Atlas Corporate Management Limited ("Atlas"), a wholly-owned subsidiary of Lee Hysan Estate, respectively.

Lee Hysan Estate is a substantial shareholder holding approximately 41.05% of issued share capital of the Company while Atlas is a wholly-owned subsidiary of Lee Hysan Estate. Accordingly, Lee Hysan Estate and Atlas are connected persons of the Company and the Leases constitute continuing connected transactions for the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As referred to in the Previous Announcements, the annualised considerations of the respective Leases include rental for the premises and management fees. Pursuant to the terms of the Leases, the management fees are reviewed and determined in accordance with rates generally applicable to the Company's portfolio. They will accordingly be subject to revision from time to time during the continuance of the terms of the Leases. The management fees were revised with effect from 1 January 2007 while the rental remained unchanged. Following the revision of the management fees, the respective aggregate annual values of the Leases will be increased for each of the financial years ending 31 December 2007 and 2008 (as the case may be) and the Company has resolved to revise the respective maximum aggregate annual values of the Leases ("Annual Caps"), for Listing Rules purposes, to allow greater flexibility in complying with further disclosure requirements.

As each of the percentage ratios (other than the profit ratio) for the leasing transactions between the Group and Lee Hysan Estate, Atlas and their respective associates is less than 2.5%, the Leases continue to only be subject to the reporting, announcement and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and exempted from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

### BACKGROUND

Reference is made to the announcements of the Company dated 9 November 2005 and 14 December 2005 in respect of the Leases entered into between Kwong Wan with Lee Hysan Estate and Atlas respectively.

Lee Hysan Estate is a substantial shareholder holding approximately 41.05% of issued share capital of the Company as at the date of this announcement while Atlas is a wholly-owned subsidiary of Lee Hysan Estate. Accordingly, Lee Hysan Estate and Atlas are connected persons of the Company and the Leases constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

Details of the Leases are set out in "Details of the Leases and Revised Annual Caps" below.

### DETAILS OF THE LEASES AND REVISED ANNUAL CAPS

| | Lease between Kwong Wan and Lee Hysan Estate | Lease between Kwong Wan and Atlas |
|---|---|---|
| Date of the Lease | 9 November 2005 | 5 January 2006 |
| Parties to the Lease | Kwong Wan as landlord and Lee Hysan Estate as tenant | Kwong Wan as landlord and Atlas as tenant |
| Terms | 2 years commencing from 1 November 2005 | 2 years commencing from 16 January 2006 |
| Expiry Date | 31 October 2007 | 15 January 2008 |
| Premises | Penthouse 01 on the 36th and 37th Floors, Bamboo Grove, and Carparking Space No. 173, No. 74 Kennedy Road, Hong Kong | Penthouse 01 on the 29th and 30th Floors, Bamboo Grove, and Carparking Space Nos. 138 and 139, No. 82 Kennedy Road, Hong Kong |
| Rental | HK$202,800 per month (exclusive of management fee and Government rates) | HK$136,200 per month (exclusive of management fee and Government rates) |
| Management Fee | HK$17,600 per month (subject to revision by Kwong Wan from time to time) *(Note 1)* | HK$11,990 per month (subject to revision by Kwong Wan from time to time) *(Note 4)* |
| Existing Annual Cap (previously announced) | 2007: HK$2,204,000 (on pro-rata basis) *(Notes 1 & 2)* | 2007: HK$1,778,280<br>2008: HK$71,705 (on pro-rata basis) *(Notes 2 & 4)* |

| | | |
|---|---|---|
| Revised Annual Cap | : 2007: HK$2,500,000 (on pro-rata basis) *(Note 3)* | 2007: HK$2,000,000<br>2008: HK$85,000 (on pro-rata basis) *(Note 3)* |

*Notes:–*

(1) The monthly management fee was revised to HK$19,390 with effect from 1 January 2007 while the rental remained unchanged. The annual consideration based on current rates for the rental and management fee for the financial year of 2007 in relation to the remaining term of the lease is HK$2,221,900.

(2) The rental and management fees are payable monthly in advance.

(3) The Annual Cap is the maximum aggregate annual value estimated by the Company based on the assumptions explained in "Reasons for the Transactions and Revised Annual Caps" below.

(4) The monthly management fee was revised to HK$13,210 with effect from 1 January 2007 while the rental remained unchanged. The annual considerations based on current rates for the rental and management fee for each of the financial year of 2007 and 2008 in relation to the remaining term of the lease are HK$1,792,920 and HK$72,295.

As referred to in the Previous Announcements, the annual considerations receivable under the Leases are based on the aggregate amount of the rental and management fee but exclusive of Government rates. Where the unexpired term of each Transaction is less than one year, the annual consideration will be calculated on a pro-rata basis. The respective rental rates for each Transaction was determined on an arm's length basis based on prevailing market rates and the respective management fees were determined in accordance with on-going Hysan rates generally applicable to its portfolio.

**REASONS FOR THE TRANSACTIONS AND REVISED ANNUAL CAPS**

As referred to in the Previous Announcements, the Leases were entered into by the Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximising its properties' cashflow and value.

Under the respective Transaction the management fees shall be subject to revision by the landlord from time to time during the continuance of the term of each Transaction.

The amounts paid and payable pursuant to the agreements from the beginning of 2007 up to the date of this announcement have not exceeded the existing annual caps. For the purpose of providing a more flexible basis for setting annual caps for the Transactions in compliance of the disclosure requirements of the Listing Rules, the Directors have taken into account of the historic increment rates and possible changes in maintenance and management costs estimating any possible further adjustments of the management fees. The respective revised Annual Caps are set out in the "Details of the Leases and Revised Annual Caps" above.

The directors of the Company (the "Directors") (including the Independent non-executive Directors) are of the view that, notwithstanding the revision of the management fees and the revised annual caps, the Transactions and the terms therein are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Directors (including the Independent non-executive Directors) also believe that the revised Annual Caps as set out above are fair and reasonable.

**REGULATORY ASPECTS**

As each of the percentage ratios (other than the profit ratio) for the leasing transactions between the Group and Lee Hysan Estate, Atlas and their respective associates is less than 2.5%, the Transactions continue to only be subject to the reporting, announcement and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and exempted from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Particulars of the Leases will be disclosed in future annual reports and accounts of Hysan in accordance with Rule 14A.46 of the Listing Rules.

**GENERAL**

The Hysan Group's principal businesses are property investment, management and development and has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

Kwong Wan is a wholly-owned subsidiary of the Company. Its principal business is property investment.

Lee Hysan Estate is a substantial shareholder holding approximately 41.05% of issued share capital of Hysan. Its principal business is investment holding.

Atlas is a wholly-owned subsidiary of Lee Hysan Estate. Its principal business is provision of corporate management services.

By Order of the Board
Wendy W. Y. Yung
*Company Secretary*

Hong Kong, 20 March 2007

*As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors). Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.*

END